Exhibit 99.1

FOR IMMEDIATE RELEASE

Cimetrix Reports 2005 Year-End Results

SALT LAKE CITY, Utah – March 31, 2006 – Cimetrix, Inc. (OTCBB: CMXX), a leading provider of software products and solutions for the global semiconductor and electronics industries, today reported financial results for its year ended December 31, 2005.

Total net sales in the fourth quarter increased to $1,329,000 from $1,265,000 in the same quarter a year ago.  Net sales for the full year increased to $4,670,000 from $4,542,000 in 2004.

Total operating costs and expenses in 2005 increased to $5,261,000 from $4,151,000 in 2004.  The Company had increases in all expense categories — primarily a reflection of investments designed to fuel continued sales growth.  General and administrative expense increased 19% to $1,480,000 as a result of personnel additions and higher amortization costs associated with the Company’s acquisition of EFS Solutions early in the fourth quarter.  Selling, marketing and customer support expense increased 43% to $1,693,000 due primarily to the addition of customer support personnel in the Company’s new Global Services Group.  Research and development expense increased 18% to $1,153,000 as Cimetrix continued to invest in its new CIMPortal™ product family.

The Company reported a net loss of $706,000, or $0.02 per basic and diluted share, in 2005 as compared with net income of $164,000, or $0.01 per basic and diluted share, in 2004.  The net loss included $191,000 in non-cash amortization and depreciation expense.  In addition, the loss included $165,000 in interest expense, which is expected to be significantly lower in 2006 due to the fact that Cimetrix retired a significant portion of its debt during 2005 and has only $701,000 in short-term debt remaining, which is due in September 2006.

Cimetrix closed 2005 with cash and cash equivalents of $778,000.  Working capital at year-end improved to $591,000 from $168,000 in the prior year.  Total stockholders’ equity increased to $1,758,000 from deficit of $198,000 a year ago.

“Cimetrix made a series of investments in 2005 that have strengthened our Company and positioned us to continue expanding our sales base and achieve profitable results over the long term,” said Bob Reback, president and CEO.  “These investments were necessary to further development of our exciting CIMPortal product family, diversify our revenue mix and open up new markets around the world.  We believe we will reap the benefits of these investments in 2006 and for years to come.”

2005 Highlights

Continued growth of the Company’s equipment supplier customer base in the 300mm market segment.  Cimetrix added 12 new equipment supplier accounts in 2005, raising the total number of 300mm equipment supplier customers to 49, up from 37 in 2004.  The Company now has 300mm equipment suppliers of its product offerings, including CIMConnect™, CIM300™ and CIMPortal, as well as its advanced motion control (CODE™) software.

Technology leadership for the CIMPortal product family.  CIMPortal offers semiconductor manufacturers access to critical equipment data necessary to increase yields and improve productivity.  The software, which has been purchased by several top tier equipment suppliers in North America and Japan, is leading the way in shaping the emerging Interface A standard for on-demand, high speed quality data.

Development of a Global Services Group to complement the Company’s software development core competency.  In support of this group, Cimetrix acquired EFS Solutions, a provider of yield and manufacturing data management solutions, that is expected to contribute more than $1.5 million in revenue in 2006.

Outlook for 2006

While industry analysts are predicting a slight increase in semiconductor capital equipment spending for 2006, compared to an 8 to 10% decline in 2005, Cimetrix expects to begin reaping the benefits of strategic investments it made during 2005.  The Company enters the year with a strong backlog of service and support contracts, which are expected to contribute to strong sales growth in 2006.  The Company has a record number of equipment supplier customers that have one or more Cimetrix software products integrated with their equipment, and if the electronics assembly and semiconductor capital equipment markets remain stable, the Company should experience moderate growth in its runtime license revenue.  Despite strong competition in the emerging market for high-speed data acquisition, the Company expects to continue to achieve significant design wins with its CIMPortal product line.  Overall, Cimetrix anticipates a solid increase in year-over-year sales growth and a return to profitability.

About Cimetrix Incorporated

Cimetrix is a software company that designs, develops, markets and supports factory automation solutions worldwide.  Cimetrix’s connectivity software allows equipment manufacturers to quickly implement the SECS/GEM and Interface A standards, with over 10,000 connections shipped worldwide, and provides solutions to meet the 300mm SEMI communications standards, with equipment supplier installations in virtually every 300mm fab worldwide. Cimetrix’s PC-based motion control software is used by leading equipment manufacturers for demanding robotic applications. Cimetrix provides total solutions for its customers with engineering services and passionate technical support. Major products include CIMConnect™, CIM300™, CIMPortal™ and CODE™ (Cimetrix Open Development Environment). For more information, please visit www.cimetrix.com.

Safe Harbor Statement:

The matters discussed in this news release include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Statements about the Company’s prospects for future growth and profitability are forward-looking statements. The comments made by the Company’s senior management in regards to future developments are based on current expectations and involve risks and uncertainties that may adversely affect expected results including but not limited to market acceptance of the Company’s products, the ability of the Company to sufficiently increase revenues to offset the additional expenditures by the Company in anticipation of future growth, the adoption by chip makers of the standards specified by SEMI, an independent industry trade group, the competitive position of the Company and its products, which include CODE, CIMConnect, CIM300 and CIMPortal product families, the economic climate in the markets in which the Company’s products are sold, technological improvements, and other risks discussed more fully in filings by the Company with the Securities and Exchange Commission. Many of these factors are beyond the control of the Company. Reference is made to the Company’s most recent filings on Forms 10-K and 10-Q, which detail such risk factors.

Consolidated Statement of Operations

	Years Ended December 31,
	2005	2004
Sales:
Software	$2,340,000	$2,631,000
Services and support	1,969,000	1,701,000
Related party software	309,000	210,000
Related party services and support	52,000	—

Total net sales	4,670,000	4,542,000

Operating costs and expenses:
Cost of sales	875,000	844,000
General and administrative	1,480,000	1,247,000
Selling, marketing and customer support	1,693,000	1,182,000
Research and development	1,153,000	978,000
Provision for doubtful accounts	60,000	(100,000)
Impairment loss	—	—

Total operating costs and expenses	5,261,000	4,151,000

Income (loss) from operations	(591,000)	391,000

Other income (expense):
Interest income	42,000	12,000
Interest expense	(165,000)	(269,000)
Gain on extinguishment of debt	8,000	22,000
Other income (expense)	—	8,000

Total other expense, net	(115,000)	(227,000)

Income (loss) before income taxes	(706,000)	164,000

Provision for income taxes	—	—

Net income (loss)	$(706,000)	$164,000

Income (loss) per common share:
Basic	$(0.02)	$0.01
Diluted	$(0.02)	$0.01

Weighted average number of shares outstanding:
Basic	30,458,000	27,730,000
Diluted	30,458,000	28,311,000

Consolidated Balance Sheets

	December 31,
	2005	2004
ASSETS

Current assets:
Cash and cash equivalents	$778,000	$868,000
Accounts receivable, net	1,289,000	1,081,000
Prepaid expenses and other current assets	61,000	84,000

Total current assets	2,128,000	2,033,000

Property and equipment, net	189,000	82,000
Intangible assets, net	894,000	229,000
Goodwill	64,000	—
Other assets	20,000	14,000

	$3,295,000	$2,358,000

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)

Current liabilities:
Accounts payable	$162,000	$114,000
Accrued expenses	269,000	298,000
Deferred revenue	405,000	548,000
Current portion of related party long-term debt	199,000	—
Current portion of long-term debt	502,000	905,000

Total current liabilities	1,537,000	1,865,000

Related party long-term debt, net of current portion	—	195,000
Long-term debt, net of current portion	—	496,000

Total liabilities	1,537,000	2,556,000

Commitments and contingencies

Stockholders’ equity (deficit):
Common stock; $.0001 par value, 100,000,000 shares authorized, 31,952,432 and 27,844,317 shares issued	3,000	3,000
Additional paid-in capital	31,440,000	28,778,000
Treasury stock, at cost	(49,000)	(49,000)
Accumulated deficit	(29,636,000)	(28,930,000)

Total stockholders’ equity (deficit)	1,758,000	(198,000)

	$3,295,000	$2,358,000